

April 26, 2013

Via E-mail
Billy C. Duvall
Senior Vice President,
Chief Financial Officer and Treasurer
HopFed Bancorp, Inc.
4155 Lafayette Road
Hopkinsville, Kentucky 42240

     Re: **HopFed Bancorp, Inc.**
              Definitive Additional Materials on Schedule 14A
              Filed April 25, 2013
              File No. 000-23667

Dear Mr. Duvall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials Filed on April 25, 2013

1.   Under the penultimate bullet point, you disclose your current anticipation that "for the first 12 months after the acquisition of Sumner Bank & Trust, it will increase earnings by approximately $1.9 million, or $0.25 per share." Please provide us supplementally with support for this statement.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or Christian Windsor, Special Counsel, Office of Financial Services, at (202) 551-3419 with any questions. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Edward B. Crosland, Jr., Esq.